SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 21553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ford Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ford World Headquarters, Suite 801, One American Road
(No. and Street)

Dearborn (City) Michigan (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manager, Ford Credit Financial Reporting Dept. (313) 845-2553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1900 St. Antoine Street (Address) Detroit (City) MI (State) 48226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Krueger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ford Financial Services, Inc., as of February 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

JENNIFER A. SCHMITZ
Notary Public, Wayne County, Michigan
My Commission Expires April 3, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORD FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedules
for the year ended December 31, 2005 and
Independent Auditors' Report and
Supplemental Report on Internal Control

FORD FINANCIAL SERVICES, INC.

CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ford Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Ford Financial Services, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As explained in Note 4, the Company's revenues consist solely of commissions and fees earned from affiliated companies. Although it is management's intention that the revenue earned in connection with these related party transactions are representative of fair market rates, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

FORD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

At December 31, 2005

ASSETS	
Cash and cash equivalents	$ 3,429,247
Accounts receivable, affiliates	432,259
Accounts receivable	25,524
Total	$ 3,887,030
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable, affiliates (including current income taxes payable of $1,833,198)	2,182,206
Total liabilities	2,182,206
STOCKHOLDER'S EQUITY	
Capital stock, par value $1 a share, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in surplus	24,000
Retained earnings	1,679,824
Total stockholder's equity	1,704,824
Total liabilities and stockholder's equity	$ 3,887,030

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

REVENUE	
Commissions (Note 4)	$ 6,208,896
Interest income	113,388
Total revenue	6,322,284
EXPENSE	
Operating expenses	1,053,728
Income before taxes	5,268,556
Provision for income taxes	1,853,774
Net income	$ 3,414,782

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2005

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
December 31, 2004	$ 1,000	$ 24,000	$ 1,265,042	$ 1,290,042
Net Income	-	-	3,414,782	3,414,782
Dividends Paid	-	-	(3,000,000)	(3,000,000)
December 31, 2005	$ 1,000	$ 24,000	$ 1,679,824	$ 1,704,824

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,414,782
Adjustments to reconcile net income to net cash flows provided by operating activities	
Changes in the following items:	
Accounts receivable, affiliates	(412,469)
Accounts receivable	(25,524)
Accounts payable, affiliates	978,551
Net cash provided by operating activities	3,955,340
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash flows used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash dividends paid	(3,000,000)
Net cash used by financing activities	(3,000,000)
Net change in cash and cash equivalents	955,340
Cash and cash equivalents, beginning of period	2,473,907
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 3,429,247

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Ford Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Ford Motor Credit Company ("Ford Credit") and is registered under the Securities Exchange Act of 1934 as a broker-dealer; Ford Credit is an indirect wholly owned subsidiary of Ford Motor Company ("Ford"). The Company engages, on an agency basis, in the private placement and settlement of commercial paper and medium-term notes and in the underwriting of debt securities for Ford Credit and certain subsidiaries and affiliates of Ford and Ford Credit.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Commissions for the placement of commercial paper and medium-term notes are recognized as revenue on the date the trade is completed. Commission revenues related to investment banking activity result from fees earned from securities offerings in which the Company acts as underwriter. Underwriting revenue is recognized upon completion of the sale of securities to investors.

Cash and Cash Equivalents

The cash and cash equivalents balance of $3,429,247 includes $284,737 of restricted cash that is held in order to meet required minimum statutory requirements.

Estimates

The use of estimates as determined by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Due to the inherent uncertainty involved in making estimates, actual results may be based upon amounts which differ from those estimates.

Note 3. Income Taxes

The Company is included in Ford's consolidated United States income tax return. Tax liabilities or credits are allocated to the Company based on its contribution to Ford Credit's consolidated tax position. The provision for income taxes included in the statement of operations consisted of the following:

Current	
Federal	$ 1,789,555
State	64,219
Total provision	$ 1,853,774

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3. Income Taxes (continued)

A reconciliation of the provision for income taxes as a percentage of income before income taxes, with the United States statutory tax rate is shown below:

U.S. statutory tax rate (with adjustments)	35.0%
Effect of (in percentage points)	
State income taxes	0.8
Other	(0.6)
Effective tax rate	35.2%

Note 4. Transactions with Affiliated Companies

The Company's fees are earned solely from services provided to Ford Credit and certain affiliates of Ford and Ford Credit, including Motown, FCAR I and II Auto Owner Trusts, Hertz Corporation and Hertz Fleet Funding. The fees for such services are specified under Sales Agency Agreements and are in amounts intended to be representative of market rates for similar transactions. During the 4th Quarter, Ford Motor Company's sale of Hertz Corporation was completed, thus canceling all previous Ford Financial Services sales agency agreements with Hertz and its affiliates.

The Company has no direct employees of its own; accordingly, Ford Credit provides the Company with technical and administrative support and securities placement services. The fees for such services totaled $1,025,235 during 2005. In addition, the Company reimbursed Ford Credit $28,493 for various operating and audit fees.

Note 5. Capital Requirements

Under Rule 15c3-1(a)(2) of the Securities and Exchange Act of 1934, the Company is required to maintain Net Capital of the greater of 6-2/3 percent of total aggregate indebtedness or $100,000. At December 31, 2005, the Company's net capital was $1,209,675, which is $1,064,195 in excess of its minimum net capital requirement of $145,480 and the ratio of aggregate indebtedness to net capital was 1.80 to 1.0.

FORD FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2005

NET CAPITAL		
Total stockholder's equity		$ 1,704,824
Total stockholder's equity qualified for net capital		1,704,824
Total capital and allowable subordinated liabilities		1,704,824
Deductions		
Nonallowable assets:		
Accounts receivable, affiliates	432,259	
2% haircut on money market investment	62,890	495,149
Net capital		$ 1,209,675
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$ 2,182,206
6-2/3 percent of total aggregate indebtedness (or $100,000 if greater) pursuant to Rule 15c3-1(a)(2)		145,480
Excess net capital		$ 1,064,195
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 991,454
Ratio, aggregate indebtedness to net capital		1.80 to 1.0

No material difference exists between the computation of net capital contained in the audited financial statements and that presented in the December 31, 2005 FOCUS Report.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

At December 31, 2005

A computation of the reserve requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

FORD FINANCIAL SERVICES, INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3

At December 31, 2005

Information relating to possession or control requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Ford Financial Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Ford Financial Services (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006